

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 8, 2016

James J. Noble
Chief Executive Officer
Adaptimmune Therapeutics plc
101 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

> **Re:** **Adaptimmune Therapeutics plc**
> **Registration Statement on Form S-3**
> **Filed July 28, 2016**
> **File No. 333-212713**

Dear Mr. Noble:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference, page 2

1. Please update this section here, and in the prospectus supplement, to incorporate by reference your Current Reports on Form 8-K filed on February 3, 2016, March 17, 2016, March 30, 2016, April 7, 2016, April 22, 2016, June 6, 2016 and June 20, 2016. In this regard, we note that these Form 8-Ks contain language indicating that the information in such reports are not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934. However, the information reported under these Items to the Form 8-K are not permitted to be furnished. See General Instruction B to the Form 8-K.

General

2.   We note that you have a pending request for confidential treatment and that there are outstanding comments on your Form 20-F for the transition period from July 1, 2015 to December 31, 2015 filed March 17, 2016, and on your Form 8-K dated and filed on July 8, 2016. Please be advised that we will not be in a position to declare your registration statement effective until (1) we resolve any issues concerning the confidential treatment request, and (2) all comments on your Exchange Act filings are resolved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin, Legal Branch Chief, at 202-551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Insurance and Healthcare

cc: David S. Bakst, Esq. — Mayer Brown LLP